Mail Stop 3561

October 5, 2005


Via U.S. Mail

Mr. Peter A. Morton
Chief Executive Officer
Hard Rock Hotel, Inc.
4455 Paradise Road
Las Vegas, Nevada 89109


	RE:	Hard Rock Hotel, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
		File No. 333-53211

Dear Mr. Morton:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Financial Statements, page 37
Statements of Operations, page 40

1. We note that you have reflected the loss on disposal of assets as a component of other income (expense), net. Please tell us why this loss was not classified as a component of operating income. Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No.144 and footnote 68 to SAB Topic 13.


Notes to Consolidated Financial Statements, page 44
Note 1. Company Structure and Significant Accounting Policies,
page
44
Long-term Assets, page 30

2. We note from page 24 that you consider the evaluation of impairments to your long-lived assets a critical accounting policy due to the significant investments in property and equipment you hold. Your disclosure states that you will record an impairment if the useful life of a class of assets differs from the estimated useful life. Please note that the useful life is considered in the estimates of future cash flows used in the recoverability test and is also a possible indicator of impairment if the useful life has declined. However, the change in the useful life of an asset is not a factor which will necessarily result in an impairment. Please clarify for us how your accounting for impairments of long-lived assets complies with paragraphs 16 through 24 of SFAS 144 and confirm that the test revealed no such impairments in 2002, 2003, and 2004.
Please also confirm, and clarify in future filings, that you review long-lived assets for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.


Note 12. Preferred Stock, page 51

3. We note the disclosure in Note 12 indicating that the Company exchanged all of its outstanding preferred stock and the related accrued unpaid dividends thereon for an aggregate principal amount of
Qualified Subordinated notes equal to approximately $50 million during May 2003. Please tell us and explain in the notes to your financial statements in future filings whether this exchange transaction resulted in the recognition of a gain or loss in the Company`s consolidated financial statements. If not, please explain why. As part of your response, please indicate the rights, terms, and privileges of the preferred stock that was redeemed in this transaction and the carrying value of the preferred stock and related dividends exchanged as part of this transaction. Your response should also explain how you determined that the fair value of the preferred stock redeemed was equal to the fair value of the Qualified
Subordinated notes issued in the exchange transaction. We may have further comment upon receipt of your response.
As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or me at (202)
551-
3813 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Mr. Peter Morton
Hard Rock Hotel, Inc.
October 5, 2005
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